UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Lumber Liquidators Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

55003T107
(CUSIP Number)

Avi Cohen
2350 W O Smith Street
Lawrenceburg, TN 38464
617-851-9635
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e),
 240.13d-1(f) or 240.13d-1(g), check the following box   [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed"
 for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 55003T107

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
 Thomas D. Sullivan, F9 Investments, LLC, (Single Member LLC with Thomas D. Sullivan Single Member)

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 (a)  [  ]  (b)  [   ]
3 SEC USE ONLY

4 SOURCE OF FUNDS (See Instructions)
 PF

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
 [   ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION
 United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
 2,212,367*

8 SHARED VOTING POWER
 0

9 SOLE DISPOSITIVE POWER
 2,212,367*

10 SHARED DISPOSITIVE POWER
 0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 2,212,367

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
 [   ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 7.71%

14 TYPE OF REPORTING PERSON (See Instructions)
 IN

*Consists of (i) 1,712,367 shares of the Issuer's Common Stock owned directly by Thomas D. Sullivan and (ii) 500,000 shares of the Issuer's Common Stock issuable to Mr. Sullivan upon exercise of stock options that were previously purchased on the open market.

Item 1. Security and Issuer

This Schedule 13D ("Schedule 13D") relates to the common stock, par value $0.001 per share
 (the "Common Stock"), of Lumber Liquidators Holdings, Inc., a Delaware corporation (the "Issuer").
 The principal executive offices of the Issuer are located at 3000 John Deere Road, Toano, Virginia 23168.

Item 2.  Identity and Background

This statement is being filed by Thomas D. Sullivan, a citizen of the United States, and F9 Investments, LLC, a Florida limited liability company.  The principal office for the Reporting Persons is 844 Alton Road,
 Miami Beach, FL 33139.  Mr. Sullivan's principal employment is as CEO of Cabinets to Go located at 2350 W O
 Smith Street, Lawrenceburg, TN 38464 and as the Sole Member of F9 Investments LLC, an investment company.
 During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding
 (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations

Item 3 of Schedule 13D is amended as follows:

The source of funding for the transactions pursuant to which the Reporting Persons obtained beneficial ownership of Common Stock was derived from the personal capital of Thomas D. Sullivan.
Within the last 60 days, all shares of Common Stock acquired were bought on the open market
 (transactions are described in Item 5c); in addition, non-beneficially owned stock options were also purchased on the open market which as of September 4, 2019 became exercisable and are therefore now beneficially owned.  The older positions in the security have been held for an extended period by the Reporting Persons and are a long-term investment position.

Item 4. Purpose of Transaction

The Reporting Person would like to explore various options and to propose transactions which relate to or would result in one or more of the actions specified in clauses (a) through (j) of item 4 of
 Schedule 13D.  The reporting person intends to seek to speak with representatives of the issuer's board of directors and management, as well as other investors and interested parties, and discuss strategic alternatives including but not limited to:
(i) a potential sale of the Issuer in which the Reporting Persons may participate and potentially engage in, as a purchaser or investor, and
(ii) a potential combination of the Issuer with Cabinets to Go, LLC., a national retailor of kitchen cabinets, flooring, countertops, and installation services wholly owned by the Reporting person.
The Reporting Persons and their affiliates may, directly or indirectly, take such additional steps from time to time as they may deem appropriate to further this exploration including, without limitation,
(i) engaging in discussions with the Issuer, other stockholders, potential sources of debt and equity financing, advisors, and other relevant parties, and
(ii) entering into non-disclosure, financing commitments, and other agreements, arrangements and understanding as may be appropriate, as may be modified from time to time.
The Reporting Person will continue to reserve the right, from time to time and at any time:
(i) acquire additional shares and/or other equity, debt, notes, instruments or other securities of the issuer and/or its affiliates (collectively, "Securities") in the open market or otherwise;
(ii) Dispose of any or all of their Securities in the open market or otherwise; or (iii) engage in any hedging or similar transactions with respect to the securities.

Item 5. Interest in Securities of the Issuer

Item 5 of Schedule 13D is amended as follows:

(a) The number of shares that are beneficially owned and the percent of class is in the information set forth on rows 11 and 13 of the cover page of this Schedule 13D which is incorporated by reference.
 The percent of class is based on the number of outstanding shares, 28,701,000, as indicated on the 10Q filing for Lumber Liquidators Holding, Inc. on August 7, 2019. On September 4, 2019, the number of beneficially owned shares increased to 2,212,367 shares, or 7.71% of the outstanding Common Stock, including currently exercisable stock options to purchase 500,000 shares of Common Stock.
(b) Thomas D. Sullivan has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition for the number of shares indicated in the information set forth in rows 7 through 10 of the cover page to this
 Schedule 13D which is incorporated by reference.
(c) In the last 60 days, F9 Investments, LLC acquired 1,346,240 shares of Common Stock between trade dates August 7 to August 16, 2019 with an average price of $7.88 per share. On September 4,
 2019, previously purchased 5000 September 20, 2019 $10 Strike Calls to purchase 500,000 shares of
 Common Stock became exercisable. The shares and options were acquired on the open market. 366,127 shares of Common Stock were held previously as a long-term investment.
(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock subject to this Schedule 13D.
(e) Not applicable

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

F9 Investments, LLC is a Single Member LLC with Thomas D. Sullivan as its Single Member.  Thomas D.
 Sullivan controls 100% of F9 Investments and its assets, including all Lumber Liquidator Holdings,
 Inc. Securities held.

Item 7. Material to Be Filed as Exhibits
Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 5, 2019

/s/ Thomas D. Sullivan
Signature

Thomas D. Sullivan, Owner
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative
 (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).